The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Pricing Supplement dated December 8, 2006

PROSPECTUS Dated January 25, 2006		Pricing Supplement No. 158 to
PROSPECTUS SUPPLEMENT		Registration Statement No. 333-131266
Dated January 25, 2006		Dated , 2006
Rule 424(b)(2)

$

GLOBAL MEDIUM-TERM NOTES, SERIES F Senior Notes

Currency Corridor Capital Protected Notes due March 29, 2007
Based on the Trading Range of the European Union Euro/U.S. Dollar Exchange Rate
(Contingent Supplemental Redemption Amount equivalent to 7% per annum)

Unlike ordinary debt securities, the notes do not pay interest. Instead, the notes will pay at maturity the $1,000 principal amount of each note plus a contingent supplemental redemption amount of $17.50 (equivalent to 7% per annum) only if the European Union euro/U.S. dollar exchange rate has traded within the exchange rate range specified below throughout the term of the notes. In no event will the payment at maturity be less than the principal amount of $1,000.

•	The principal amount and issue price of each note is $1,000.
•	We will not pay interest on the notes.
•	At maturity, you will receive, for each $1,000 principal amount of notes, the principal amount plus a supplemental redemption amount if the European Union euro/U.S. dollar exchange rate has traded within the exchange rate range from 11:00 a.m. (New York time) on the day we price the notes for initial sale to the public to 11:00 a.m. (New York time) on March 27, 2007, which we refer to as the observation period. The supplemental redemption amount will equal:
➢ if at all times during the observation period the European Union euro/U.S. dollar exchange rate trades only within the exchange rate range, $1,000 times 7.00% times 90/360; or
➢ if at any time on any day during the observation period the European Union euro/U.S. dollar exchange rate trades outside the exchange rate range, $0.
•	The exchange rate range includes any European Union euro/U.S. dollar exchange rate that is greater than or equal to the initial exchange rate minus 0.05 and less than or equal to the initial exchange rate plus 0.05. The initial exchange rate will equal the European Union euro/U.S. dollar exchange rate at 11:00 a.m. (New York time) on the day we price the notes for initial sale to the public.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 617446B57.

You should read the more detailed description of the notes in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”

The notes involve risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on PS-6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE 100%

	Price to	Agent’s	Proceeds to
	Public	Commissions(1)	Company

Per note	%	%	%
Total	$	$	$

(1) For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

     For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes in certain jurisdictions outside the United States, see the section of this pricing supplement called “Description of Notes–Supplemental Information Concerning Plan of Distribution.”

      No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

SUMMARY OF PRICING SUPPLEMENT

     The following summary describes the notes we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

      The notes offered are medium-term debt securities of Morgan Stanley. The return on the notes is based on the trading range of the European Union euro/U.S. dollar exchange rate. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental amount based on the trading range of the European Union euro/U.S. dollar exchange rate during the observation period.

Each note costs $1,000

We, Morgan Stanley, are offering you Currency Corridor Capital Protected Notes due March 29, 2007, Based on the Trading Range of the European Union Euro/U.S. Dollar Exchange Rate, which we refer to as the notes. The principal amount and issue price of each note is $1,000.

The original issue price of the notes includes the agent’s commissions paid with respect to the notes and the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. The fact that the original issue price of the notes reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the notes. See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

Payment at maturity	Unlike ordinary debt securities, the notes do not pay interest. Instead, at maturity, for each note that you hold, you will receive the principal amount of $1,000 plus a supplemental redemption amount if the European Union euro/U.S. dollar exchange rate has traded within the exchange rate range specified below throughout the observation period, as described below.

100% Principal Protection

At maturity, we will pay you at least $1,000 plus the supplemental redemption amount, if any.

Payment at Maturity The payment at maturity will be calculated as follows: Payment at maturity = $1,000 + supplemental redemption amount

The Supplemental Redemption Amount is Linked to the Trading Range of the European Union Euro/U.S. Dollar Exchange Rate

The supplemental redemption amount will equal:

• if at all times during the observation period the European Union euro/U.S. dollar exchange rate trades within the exchange rate range, $1,000 times 7.00% times 90/360; or

• if at any time on any day during the observation period the European Union euro/U.S. dollar exchange rate trades outside the exchange rate range, $0.

The exchange rate range includes any European Union euro/U.S. dollar exchange rate that is greater than or equal to the initial exchange rate minus 0.05 and less than or equal to the initial exchange rate plus 0.05. The exchange rate range can also be expressed as follows:

exchange rate range =

     < (initial exchange rate + 0.05); and

     > (initial exchange rate - 0.05)

For example, if:

initial exchange rate = 1.3329

exchange rate range = 1.2829 < exchange rate < 1.3829

The initial exchange rate will equal the European Union euro/U.S. dollar exchange rate displayed on Reuters Page “WMRSPOT05” at 11:00 a.m. (New York time) on the day we price the notes for initial sale to the public.

The observation period is the period from 11:00 a.m. (New York time) on the day we price the notes for initial sale to the public to 11:00 a.m. (New York time) on March 27, 2007.

For the purposes of determining whether or not the European Union euro/U.S. dollar exchange rate has traded within the exchange rate range at all times during the observation period, the European Union euro/U.S. dollar exchange rate will be determined by reference to the rates displayed on Bloomberg Page “EUR CRNCY GIP”, which displays the high and low European Union euro/U.S. dollar exchange rates for each day.

You can review a table of the historical high, low and quarter-end daily European Union euro/U.S. dollar exchange rate (expressed as the number of U.S. dollars per one European Union euro) for each calendar quarter in the period from January 1, 2001 through December 6, 2006, as published by Bloomberg Financial Markets for such periods and a related graph in this pricing supplement under “Description of Notes—Historical Information.”

You can also review 4 quarterly graphs showing the performance of the European Union euro/U.S. dollar exchange rate over the past year relative to a hypothetical exchange rate range assuming a hypothetical initial exchange rate based on the exchange rate on the first day of each such quarter. You should review the section of this pricing supplement called “Risk Factors” beginning on page PS-6. You cannot predict the future performance of the U.S. dollar relative to the European Union euro based on its historical performance.

Currency exchange rates

Exchange rates reflect the amount of one currency that can be exchanged for another currency. In this pricing supplement the exchange rate for the European Union euro is expressed as the number of U.S. dollars per European Union euro. A decrease in the exchange rate means that the U.S. dollar has appreciated/strengthened relative to the European Union euro and an increase in the exchange rate means that the U.S. dollar has depreciated/weakened relative to the European Union euro.

You may revoke your offer to purchase the notes prior to our acceptance

We are using this pricing supplement to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

MSCS will be the calculation agent

We have appointed our affiliate, Morgan Stanley Capital Services, Inc., which we refer to as MSCS, to act as calculation agent for The Bank of New York, a New York banking corporation (as successor to JPMorgan Chase Bank, N.A.), the trustee for our senior notes. As calculation agent, MSCS will determine the initial exchange rate and whether or not the European Union euro/U.S. dollar exchange rate has traded outside the exchange rate range at any time on any day during the observation period.

Certain aspects of the tax treatment of short-term notes are uncertain

Certain aspects of the tax treatment of short-term notes that provide for contingent payments are uncertain. Please read carefully the section called “United States Federal Taxation—Short-Term Notes” in this prospectus supplement.

If you are a non-U.S. investor, please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation — Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where you can find more information on the notes

The notes are senior notes issued as part of our Series F medium-term note program. You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated January 25, 2006. We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes—General Terms of Notes” and “—Currency-Linked Notes” and in the section of the prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities”.

Because this is a summary, it does not contain all the information that may be important to you. For a detailed description of the terms of the notes, you should read the “Description of Notes” section in this pricing supplement. You should also read about some of the risks involved in investing in notes in the section called “Risk Factors.” The tax treatment of investments in currency-linked notes such as these differs from that of investments in ordinary debt securities. See the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the notes.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

RISK FACTORS

     The notes are not secured debt and investing in the notes is not equivalent to investing directly in the U.S. dollar or the European Union euro. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Unlike ordinary senior notes, the notes do not pay interest

The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes. Because the supplemental redemption amount may equal zero, the return on your investment in the notes may be zero and, therefore, less than the amount that would be paid on an ordinary debt security. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental amount based on whether the European Union euro/U.S. dollar exchange rate has traded within the exchange rate range throughout the observation period.

The notes may not pay more than the principal amount at maturity

If at any time on any day during the observation period the European Union euro/U.S. dollar exchange rate trades outside the exchange rate range, no supplemental redemption amount will be paid and you will receive only the principal amount of $1,000 for each note you hold at maturity.

Your return will be affected by the risks related to the European Union euro/U.S. dollar exchange rate

Fluctuations in the exchange rate between the European Union euro and the U.S. dollar will affect the value of the notes. The exchange rate between the European Union euro and the U.S. dollar is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and Europe (particularly member nations of the European Union which are part of the euro zone), including economic and political developments in other countries.

Of particular importance to potential currency exchange risk are:

	•	existing and expected rates of inflation,

	•	existing and expected interest rate levels,

	•	the balance of payments, and

	•	the extent of governmental surpluses or deficits in the United States and in Europe (particularly member nations of the European Union which are part of the euro zone).

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union, the United States, the governments of the European Union member nations, particularly those which are part of the euro zone, and other countries important to international trade and finance.

You can review a table of historical high, low and quarter-end daily European Union euro/U.S. dollar exchange rate (expressed as the number of U.S. dollars per one European Union euro) for each calendar quarter in the period from January 1, 2001 through December 6, 2006, as published by Bloomberg Financial Markets for such periods and a related graph in this pricing supplement under “Description of Notes— Historical Information.” You can also review 4 quarterly graphs showing the performance of the European Union euro/U.S. dollar exchange rate over the past year relative to a hypothetical exchange rate range assuming a hypothetical initial exchange rate based on the exchange rate on the first day of each such quarter. You cannot predict the future performance of the U.S. dollar relative to the European Union euro based on its historical performance. In addition, there can be no assurance that the European Union euro/U.S. dollar exchange rate will trade only within the exchange rate range during the observation period. If at any time on any day during the observation period the European Union euro/U.S. dollar exchange rate trades outside the exchange rate range, you will receive at maturity only the principal amount with respect the notes you hold.

The notes will not be listed	The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. You should be willing to hold your notes to maturity.

Intervention in the currency markets by the United States or the European Union could materially and adversely affect the value of the notes

Specific currencies’ exchange rates are volatile and are affected by numerous factors specific to each foreign country (or economic region, in the case of the European Union euro). Foreign exchange rates can be fixed by the government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including the United States, the European Union and its member states, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amount payable could be affected by the actions of governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the notes in the event that any floating exchange rate should become fixed or any fixed exchange rate should be allowed to float. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the European Union euro or U.S. dollar, or any other currency.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Suspension or disruptions of market trading in the U.S. dollar and/or the European Union euro may adversely affect the value of the notes

The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could increase the volatility of the European Union euro/U.S. dollar exchange rate, increase the chances that the European Union euro/U.S. dollar exchange rate would trade outside the exchange rate range and, therefore, adversely affect the value of the notes.

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the notes. As calculation agent, MSCS will determine the initial exchange rate and whether or not the European Union euro/U.S. dollar exchange rate has traded outside the exchange rate range at any time on any day during the observation period. Determinations made by MSCS, in its capacity as calculation agent, including with respect to the calculation of the exchange rate in the event of a discontinuance of reporting of the exchange rate, may affect the payout to you at maturity. See the sections of this pricing supplement called “Description of Notes—Exchange Rate.”

The original issue price of the notes includes the agent’s commissions and certain costs of hedging our obligations under the notes. The subsidiaries through which we hedge our obligations under the notes expect to make a profit. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by MS & Co. and its affiliates could potentially adversely affect the exchange rate

MS & Co. and other affiliates of ours will carry out hedging activities related to the notes (and possibly to other instruments linked to the U.S. dollar or the European Union euro), including trading in forward and options contracts on the U.S. dollar and the European Union euro as well as in other instruments related to the U.S. dollar or the European Union euro. MS & Co. and some of our other subsidiaries also trade the U.S. dollar and the European Union euro and other financial instruments related to the U.S. dollar or the European Union euro on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities during the term of the notes could potentially affect the European Union euro/U.S. dollar exchange rate, whether it trades outside the exchange rate range at any time and, accordingly, the amount of cash you will receive at maturity.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “Notes” refers to each $1,000 principal amount of any of our Currency Corridor Capital Protected Notes Due March 29, 2007, Based on the Trading Range of the European Union euro/U.S. dollar Exchange Rate. In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount Original Issue Date (Settlement Date ) Maturity Date Final Observation Date	$ December , 2006 March 29, 2007 March 27, 2007, the second Business Day prior to the Maturity Date.

Observation Period	The period beginning at 11:00 a.m. (New York time) on the day we price the notes for initial sale to the public and ending at 11:00 a.m. (New York time) on the Final Observation Date.

Interest Rate Specified Currency CUSIP Number Minimum Denominations Issue Price Maturity Redemption Amount

None

U.S. dollars

617446B57

$1,000

$1,000 (100%)

At maturity, upon delivery of the Notes to the Trustee, we will pay with respect to the $1,000 principal amount of each Note an amount in cash equal to $1,000 plus the Supplemental Redemption Amount, if any, as determined by the Calculation Agent.

We shall, or shall cause the Calculation Agent to (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 principal amount of each Note, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on the Maturity Date. We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Supplemental Redemption Amount	The Supplemental Redemption Amount will equal:

•	if at all times during the Observation Period the European Union euro/U.S. dollar exchange rate trades only within the Exchange Rate Range, $1,000 times 7.00% times 90/360; or

• if at any time on any day during the Observation Period the European Union euro/U.S. dollar exchange rate trades outside the Exchange Rate Range, $0.

The Calculation Agent will calculate the Supplemental Redemption Amount on the Final Observation Date.

Exchange Rate Range

The Exchange Rate Range includes any European Union euro/U.S. dollar exchange rate that is greater than or equal to the initial exchange rate minus 0.05 and less than or equal to the initial exchange rate plus 0.05. The Exchange Rate Range can also be expressed as follows:

Exchange Rate Range =

< (Initial Exchange Rate + 0.05); and
> (Initial Exchange Rate - 0.05)

For example, if: Initial Exchange Rate = 1.3329 Exchange Rate Range = 1.2829 < Exchange Rate < 1.3829

Exchange Rate

Exchange Rate means, on any day during the Observation Period, all rates for conversion of U.S. dollars into European Union euros (expressed as the number of U.S. dollars per one European Union euro) that are within the range between, and inclusive of, the highest rate and the lowest rate for such conversion as published on the Bloomberg Page for such day, as determined by the Calculation Agent; provided that upon the occurrence of a Price Source Unavailability Event on any day during the Observation Period and for so long as such Price Source Unavailability Event is continuing, the Exchange Rate for each such day will mean all rates for conversion of the U.S. dollars into European Union euros (expressed as the number of U.S. dollars per one European Union euro) that are within the range between, and inclusive of, the highest rate and the lowest rate for such conversion as published on Reuters page “EUR=” for such day, as determined by the Calculation Agent; provided further that if no such rate is displayed on such Reuters page for such day, the Exchange Rate will be a single exchange rate equal to the arithmetic mean, as determined by the Calculation Agent, of the firm quotes of exchange rates for conversion of U.S. dollars into European Union euros determined by at least five independent leading dealers, selected by the Calculation Agent (the “Reference Dealers”) in the underlying market for the U.S. dollar taking into consideration the latest available quote for such exchange rate and any other information deemed relevant by such Reference Dealers; provided further that if the Calculation Agent is unable to obtain five such quotes from the Reference Dealers on such date for any reason, the Exchange Rate for such date shall be the exchange rate as determined by the Calculation Agent in good faith on such day taking into account any information deemed relevant by the Calculation Agent.

Quotes of MSCS or any of its affiliates may be included in the calculation of any mean described above, but only to the extent that any such bid is the highest of the quotes obtained.

Bloomberg Page	The display page “EUR CRNCY GIP” published by Bloomberg Financial Markets or any other display page that may replace that display page on Bloomberg Financial Markets and any successor service thereto.

Price Source Unavailability Event

Price Source Unavailability Event means, as determined in good faith by the Calculation Agent, that the European Union euro/U.S. dollar exchange rate is unavailable on the Bloomberg Page or that an event has occurred that generally makes it impossible to obtain the rate for conversion of the U.S. dollar into European Union euros on the Bloomberg Page.

Initial Exchange Rate

          , the rate for conversion of the U.S. dollar into European Union euros (expressed as the number of U.S. dollars per one European Union euro) as determined by reference to the rate displayed on the Reuters Page at 11:00 a.m. (New York time) on the day we price the Notes for initial sale to the public, as determined by the Calculation Agent.

Reuters Page	The display page “WMRSPOT05” on the Reuters Monitor Money Rates Service (“Reuters”) or any other display page that may replace that display page on Reuters and any successor service thereto.

Book Entry Note or Certificated Note

Book Entry. The Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the Notes. Your beneficial interest in the Notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book entry notes, please read “Forms of Securities—The Depositary” and “Securities Offered on a Global Basis Through the Depositary” in the accompanying prospectus.

Senior Note or Subordinated Note Trustee	Senior The Bank of New York, a New York banking corporation (as successor Trustee to JPMorgan Chase Bank, N.A.)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”)

Alternate Exchange Calculation
in Case of an Event of Default

In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable for each Note upon any acceleration of the Notes (the “Acceleration Amount”) will be equal to $1,000 plus the Supplemental Redemption Amount, if any, determined as though the Observation Period ended at 11:00 a.m. on the date of acceleration.

If the maturity of the Notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Calculation Agent

Morgan Stanley Capital Services Inc. (“MSCS”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Exchange Rate and the Supplemental Redemption Amount, if any, will be made by the Calculation Agent and in the case of the Supplemental Redemption Amount will be rounded to the nearest one hundred- thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all calculations with respect to the Exchange Rate and all dollar amounts related to determination of the amount of cash payable per Note will be rounded to the nearest ten-thousandth, with five one hundred- thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Notes will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Exchange Rate and the Supplemental Redemption Amount. MSCS is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Historical Information

The following table sets forth the published high, low and end of quarter daily European Union euro/U.S. dollar exchange rate, expressed as the number of U.S. dollars per one European Union euro, for each calendar quarter from January 1, 2001 to December 6, 2006, as published by Bloomberg Financial Markets for such periods. As set forth in the following table, a high exchange rate for a given quarter indicates a weakening of the U.S. dollar relative to the European Union euro, while a low exchange rate indicates a relative strengthening of the U.S. dollar relative to the

European Union euro. The graph following the table sets forth the historical performance of the European Union euro/U.S. dollar exchange rate for the same period, expressed as the number of U.S. dollars per one European Union euro. We obtained the information in the table and graph from Bloomberg Financial Markets, without independent verification.

Please note that the exchange rates in the table and graph below are based on a single exchange rate published by Bloomberg Financial Markets for each day. We will not use a single exchange rate to determine the applicable Exchange Rate for each day. The applicable Exchange Rate for each day will include all exchange rates within the range between, and inclusive of, the highest rate and the lowest rate as published by Bloomberg Financial Markets for each day. Use of the daily range of exchange rates as opposed to a single exchange rate increases the chance that the Exchange Rate will trade outside the Exchange Rate Range on any given day.

The historical rates and performance of the European Union euro/U.S. dollar exchange rate as set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the European Union euro/U.S. dollar exchange rate will trade at all times within the Exchange Rate Range over the term of the notes so that you will receive any Supplemental Redemption Amount.

European Union Euro/U.S. Dollar Historical High, Low and Period End Exchange Rates January 1, 2001 through December 6, 2006 (expressed as U.S. dollars per European Union euro)

	High	Low	Period End

2001
First Quarter	0.9570	0.8767	0.8767
Second Quarter	0.9042	0.8424	0.8490
Third Quarter	0.9277	0.8364	0.9114
Fourth Quarter	0.9205	0.8770	0.8855
2002
First Quarter	0.9033	0.8593	0.8717
Second Quarter	0.9914	0.8750	0.9914
Third Quarter	1.0117	0.9660	0.9866
Fourth Quarter	1.0492	0.9707	1.0479
2003
First Quarter	1.1054	1.0362	1.0778
Second Quarter	1.1909	1.0695	1.1511
Third Quarter	1.1656	1.0809	1.1656
Fourth Quarter	1.2595	1.1416	1.2551
2004
First Quarter	1.2842	1.2128	1.2171
Second Quarter	1.2365	1.1822	1.2199
Third Quarter	1.2452	1.2011	1.2436
Fourth Quarter	1.3637	1.2285	1.3637
2005
First Quarter	1.3554	1.2757	1.2915
Second Quarter	1.3087	1.2032	1.2108
Third Quarter	1.2542	1.1902	1.2026
Fourth Quarter	1.2179	1.1670	1.1849
2006
First Quarter	1.2307	1.1820	1.2167
Second Quarter	1.2926	1.2092	1.2790
Third Quarter	1.2891	1.2505	1.2674
Fourth Quarter (through
December 6, 2006)	1.3343	1.2513	1.3290

The following four quarterly graphs show the performance of the European Union euro/U.S. dollar exchange rate over the past year relative to a hypothetical exchange rate range assuming a hypothetical initial exchange rate based on the exchange rate on the first day of each such quarter. We obtained the information in the graphs from Bloomberg Financial Markets, without independent verification.

Please note that the exchange rates in the four graphs below are based on a single exchange rate published by Bloomberg Financial Markets for each day. We will not use a single exchange rate to determine the applicable Exchange Rate for each day. The applicable Exchange Rate for each day will include all exchange rates within the range between, and inclusive of, the highest rate and the lowest rate as published by Bloomberg Financial Markets for each day. Use of the daily range of exchange rates as opposed to a single exchange rate increases the chance that the Exchange Rate will trade outside the Exchange Rate Range on any given day.

The historical rates and performance of the European Union euro/U.S. dollar exchange rate as set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the European Union euro/U.S. dollar exchange rate will trade at all times within the Exchange Rate Range over the term of the notes so that you will receive any Supplemental Redemption Amount.

In the hypothetical period represented by the above graph the European Union euro/U.S. dollar exchange rate has traded outside the hypothetical exchange rate range and no supplemental redemption amount would be payable.

In the hypothetical period represented by the above graph the European Union euro/U.S. dollar exchange rate has traded outside the hypothetical exchange rate range and no supplemental redemption amount would be payable.

In the hypothetical period represented by the above graph the European Union euro/U.S. dollar exchange rate has traded within the hypothetical exchange rate range at all times and a supplemental redemption amount would be payable.

In the hypothetical period represented by the above graph the European Union euro/U.S. dollar exchange rate has traded outside the hypothetical exchange rate range and no supplemental redemption amount would be payable.

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries. The original issue price of the Notes includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes. The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the day we price the Notes for initial sale to the public, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Notes by taking positions in forwards, futures and options contracts on the U.S. dollar and European Union euro or positions in any other available currencies or instruments that we may wish to use in connection with such hedging. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes by purchasing and selling the U.S. dollar or European Union euro or forwards or options contracts on the U.S. dollar and European Union euro or positions in any other available currencies or instruments that we may wish to use in connection with such hedging activities. We cannot give any assurance that our hedging activities will not affect the value of the European Union euro/U.S. dollar exchange rate and, therefore, adversely affect the payment that you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution

Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Notes set forth on the cover of this pricing supplement. The Agent proposes initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement. The Agent may allow a concession not in excess of      % per Note to other dealers, which may include Morgan Stanley DW, Inc., Morgan Stanley & Co. International Limited and Bank Morgan Stanley AG. After the initial offering, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Notes against payment therefor in New York, New York on December , 2006, which will be the scheduled Business Day following the date of this pricing supplement and of the pricing of the Notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes for its own account. The Agent must close out any naked short position by purchasing the Notes in the open market. A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, Notes in the open market to stabilize the price of the Notes. Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Notes. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.

No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

ERISA Matters for Pension Plans
and Insurance Companies

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a “Plan”) should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co. and Morgan Stanley DW Inc. (formerly Dean Witter Reynolds Inc.) (“MSDWI”), may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co., MSDWI or any of their affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) provides a limited exception for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider exemption).

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95- 60, 91-38, 90-1, or 84-14 or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company). Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non- exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

United States Federal Income Taxation

The Notes will be treated as “short-term debt obligations” for U.S. federal income tax purposes, subject to the conditions and limitations set forth in the accompanying prospectus supplement in the section called “United States Federal Taxation.” Assuming the above characterization is respected, the following treatment should result.

U.S. Holders

Please read the discussions in the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Short-Term Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” of the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein. Persons considering the purchase of notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

As described below, certain aspects of the tax treatment of a short- term note are uncertain. Holders of short-term notes should consult with their tax advisors as to the federal income tax consequences of the ownership and disposition of short-term notes.

Tax Treatment Prior to Maturity. Under the applicable U.S. Treasury regulations, the short-term notes will be treated as being issued at a discount, the amount of which will be the Supplemental Redemption Amount, if any. A U.S. Holder who is a cash method taxpayer will not be required to include the discount in income as it accrues for U.S. federal income tax purposes unless the holder elects to do so. An accrual method taxpayer will be required to include the discount in income as it accrues on a straight-line basis, unless the holder makes an election to accrue the discount according to a constant yield method based on daily compounding.

Although accrual method holders and cash method holders that have elected to include the discount in income currently are generally required to accrue the discount on the short-term notes in income on a straight line basis, because the amount of discount that will be received with respect to the short-term notes is uncertain, it is not clear how such accruals should be determined. You should consult your tax advisor regarding the determination of the amount of any interest accruals on the short-term notes.

Sale, Exchange or Redemption of the Short-Term Notes. Upon a sale or exchange of a short-term note (including redemption of the short-term notes at maturity), a U.S. Holder should recognize gain or loss in an amount equal to the difference between the amount received and the holder’s adjusted basis in the note. Such holder’s adjusted basis in the note should equal the sum of the amount paid to acquire the note and previously accrued discount income, if any. The amount of any resulting loss will be treated as a capital loss, and may be subject to special reporting requirements if the loss exceeds certain thresholds. In the case of a gain resulting from redemption at maturity, the gain should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. You should consult your tax advisors regarding the proper treatment of any gain or loss recognized upon a sale or exchange (including redemption at maturity) of a note.

Interest on Indebtedness Incurred to Purchase the Short-Term Notes. A cash method U.S. Holder who is not required and does not make the election to include the discount in income on an accrual basis will be required to defer deductions for certain interest paid on indebtedness incurred to purchase or carry the short-term notes until such discount is included in income. You should consult with your tax advisors regarding the possibility of such deferral.

Non-U.S. Holders

If you are a non-U.S. investor, please read the discussions under “United States Federal Taxation — Tax Consequences to Non- U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of investing in the Notes. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the Notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of investing in the Notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.